Exhibit 4.48

Seventh Amendment

To The Exclusive Requiem Online License and Distribution Agreement

This Amendment is made and entered into on this 1st day of December, 2013 by and between Gravity Co., Ltd (hereinafter referred to as “Licensor”) and Gravity Interactive, Inc. (hereinafter referred to as “Licensee”).

RECITALS:

WHEREAS, Licensor and Licensee (“Parties” collectively) entered into an Exclusive Requiem Online License and Distribution Agreement (“the Agreement”) dated 21st day of February, 2008, First Amendment to The Exclusive Requiem Online License and Distribution Agreement (“First Amendment”) dated 1st day of December, 2009, Second Amendment to The Exclusive Requiem Online License and Distribution Agreement (“Second Amendment”) dated 1st day of March, 2010, Third Amendment to The Exclusive Requiem Online License and Distribution Agreement (“Third Amendment”) dated 16th day of June, 2011, Fourth Amendment to The Exclusive Requiem Online License and Distribution Agreement (“Fourth Amendment”) dated 26th day of October, 2011, and Fifth Amendment to The Exclusive Requiem Online License and Distribution Agreement (“Fifth Amendment”) dated 1st day of August, 2012, Sixth Amendment to The Exclusive Requiem Online License and Distribution Agreement (“Sixth Amendment”) dated 7th day of May, 2013.

WHEREAS, both Parties to the Agreement now desire to amend the Agreement as set forth below;

AGREEMENT

NOW; THEREFORE, in consideration of the mutual promises and covenants contained herein, Licensor and Licensee agree as follows:

ARTICLE 1. AMENDMENT TO THE AGREEMENT

1. The article 1.14, 1.20, 2.3 and 5.2 of the Agreement shall be deleted in its entirety, and replaced with the following term :

1.14 “Service Sales Amount” shall mean :

(a)                   in case of the service of the Game by Licensee, the amount with the deduction of Payment Gateway fee, Channelling fee and Kalydo fees (recurring license & service fee and usage fees) paid by Licensee for Requiem Online Game and the

Wholesaler-Discounts granted under this Agreement from the Gross Sales Amount.

(b)                   in case of the service of the Game by Sub-Licensee, the amount which Licensee receives form Sub-Licensee under the Sublicensing Agreement executed between Licensee and Sub-Licensee

1.20 “Territory” shall mean all the world except for the licensed territories (“Licensed Territories”) in which Licensor has already granted a license regarding the service of Requiem Online game to 3rd parties before December 1, 2013, provided that, without further agreement between Licensor and Licensee, Territory shall further include Licensed Territories, in which the license will expire or will be terminated, after the expiration or termination of such license.

2.3 Grant of Sublicense

Licensee shall have the right sublicense the right granted to Licensee under Article 2. Such Sublicensing is subject, however, to the execution of a definitive sublicense agreement between Licensee and Sub-licensee. Licensee undertakes and warrants that the scope of the Sublicensing shall be expressly limited to the scope of the rights and license granted to Licensee under this Agreement and shall be subject to the following conditions:

(a)                   The Sublicensing shall terminate upon the termination of this Agreement, whether through the expiration of this Agreement or otherwise;

(b)                   Notwithstanding the Sublicensing, Licensee shall continue to be responsible to Licensor for all of Licensee’s duties and obligations under this Agreement; provided, however, that with respect to some of such duties and obligations which are to be performed or carried out by Sub-licensee pursuant to the Sublicensing, Licensee shall be deemed to be in compliance with such duties and obligations for so long as Sub-licensee is performing or carrying out such duties and obligations in accordance with the applicable terms and conditions of this Agreement, without prejudice, however, to the right of Licensee to pursue any legal action or proceeding against Sub-licensee and/or any liable party in case of breach or non-performance of any of such duties and obligations;

(c)                    Licensee shall provide Licensor an executed copy of the Sublicensing Agreement within five (5) Business Days from execution of the Sublicensing Agreement and shall advise Licensor of the effectiveness of the Sublicensing pursuant to the terms of the Sublicensing Agreement.

5.2            Royalty Payment and Report

Upon Licensee’s receipt of Licensor’s written invoice, Licensee shall pay to Licensor as Royalty Payments Five percent (5%) of the Service Sales Amount during the term of this Agreement. Subject to Article 5.2 below, the Royalty Payment shall be paid by Licensee on a quarterly basis within Thirty (30) days after the end of the applicable quarter. The Royalty Payment shall be deemed made upon presentation by Licensee of remittance confirmation or notice to Licensor of payment. Unless Licensor actually receives the remitted amount, the Royalty Payment shall not be deemed to have been paid. Licensee may not set-off the Royalty Payment against any claims Licensee may have against the Licensor. Licensee shall also provide Licensor with a report (“Royalty Report”) on a monthly basis within Fifteen (15) days after the end of the applicable month. Each Royalty Report shall contain detailed information concerning the calculation of Service-Sales Amount for the applicable month.

2. The Article 1.24 , 2.9, 2.10, 11.4 and 11.5 shall be added to the Agreement as follows:

1.24 “Sublicensing” shall mean a license granting a portion or all of the rights, to a third party(“Sub-licensee”) by Licensee, which has been granted to Licensee under this Agreement. When used as a verb, “Sublicense” means to engage in Sublicensing.

2.9. Development necessary for the service of the Game.

The Development necessary for the service of the Game under this Agreement shall be made by Licensee in its own cost and responsibility. Licensee shall develop the Game using Requiem IP in accordance with development plan agreed by and between the Parties under this Agreement. For avoidance of doubt, Licensee agrees to develop and/or apply all the contents, including, but not limited to the Cash Items, Updates, Maintenance, and Events, etc. that related to the Game independently without further technical support of Licensor

2.10 Licensee’s Technical Support

During the term of this Agreement, Licensee shall provide maintenance assistance and support as needed and requested by Sub-licensee, sufficient enough to enable the Sub-licensee to provide and maintain high-quality service for the Game. This assistance shall include, but not limited to, software installation and set-up, maintenance support, patches and updates used by the Game software, reasonable and appropriate support and assistance for the localization of the Game into the Local Version, training Sub-licensee’s personnel in respect of the maintenance and operation of the software for the Game.

11.4          Both Parties acknowledge and agree that, due to the granted right to develop the Game using Requiem IP including nature of the Source Code under this Agreement , there can be no adequate remedy at law if the Source Code is used or utilized by Licensee after the expiration or termination of this Agreement, or revealed, becomes known, or released into the public, and that any such unauthorized use or release of the Source Code will allow Licensee or third Parties to unfairly compete with Licensor resulting in irreparable harm to Licensor and therefore, Licensor shall be entitled to appropriate equitable relief including without limitation, injunctive relief and specific performance in addition to whatever remedies they might have at law and to be compensated or reimbursed by Licensee from any loss or harm, including, without limitation, damages including indirect, consequential, incidental, punitive or special damages, costs, charges, fees including attorney’s fees and expenses in connection with the unauthorized use or release of the Source Code. Licensee will notify Licensor in written form immediately upon the occurrence of any such unauthorized release which it is aware of.

11.5          In case of expiration or termination of this Agreement, Licensee shall return to Licensor with all the Source Code and any other materials immediately within 14 working days after the expiration or termination of the Agreement.

3. The Article 4.1, 4.2 and 4.3 of the Agreement shall be deleted in its entirety.

ARTICLE 2. OTHER CONTENTS

Except as hereinabove expressly agreed and amended, all of the terms and conditions of the Agreement amended by its prior amendments shall continue in full force and effect. For avoidance of doubt, if any of the provisions of this Amendment conflicts with any terms and conditions of the Agreement amended by its prior amendments, this Amendment shall supersede the provisions stipulated in the Agreement amended by its prior amendments with respect to the subject matter herein.

ARTICLE 3.ENTIRE AGREEMENT

This Amendment constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes any prior parole agreement or understanding with respect to such subject matter.

ARTICLE 4. EFFECTIVE DATE

Licensor and Licensee hereby acknowledge and agree that this Amendment shall become effective on and after the day and year first above-written.

IN WITNESS WHEREOF, the Parties have executed this Amendment on the day and year first above-written.

Gravity Co, Ltd.	Gravity Interactive, Inc.

By:	By:
Name: Hyun Chul Park	Name: Yoshinori Kitamura
Title: CEO	Title: CEO
Date:	Date: